Exhibit 99.2

Genius Sports Beats Second Quarter Revenue Guidance and Expects to Reaccelerate Growth with Increased 2024 Outlook

•	Group Revenue of $95m, exceeding second quarter guidance of $94m

•	Group Net Loss of ($22m) and Group Adj. EBITDA of $21m, meeting guidance of $21m

•	Raised 2024 Group Revenue and Adj. EBITDA guidance to $510m and $85m, respectively, representing growth of 23% and 59% and nearly 400bps of margin expansion

•	Reaffirming expectation to generate positive cash flow in 2024

LONDON & NEW YORK, August 6, 2024 – Genius Sports Limited (NYSE:GENI) (“Genius Sports” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal second quarter ended June 30, 2024.

“This quarter validates our strategic execution as we continue to deepen our league relationships, having extended one of our key data rights agreements, expanded our technology footprint, and bolstered our product offering across the sports ecosystem,” said Mark Locke, Genius Sports Co-Founder and CEO. “We are excited for the remainder of the year and expect to reaccelerate Group Revenue growth, continue our Adj. EBITDA margin expansion and generate positive cash flow.”

$ in thousands	Q224	Q223%
Group Revenue	95,447	86,847	9.9%
Betting Technology, Content & Services	67,124	56,862	18.0%
Media Technology, Content & Services	17,953	18,357	(2.2%)
Sports Technology & Services	10,370	11,628	(10.8%)
Group Net loss	(21,792)	(10,298)	(111.6%)
Group Adjusted EBITDA	20,797	15,650	32.9%
Group Adjusted EBITDA Margin	21.8%	18.0%	380 bps

$ in thousands	1H24	1H23%
Group Revenue	215,165	184,076	16.9%
Betting Technology, Content & Services	141,021	121,602	16.0%
Media Technology, Content & Services	53,428	40,121	33.2%
Sports Technology & Services	20,716	22,353	(7.3%)
Group Net loss	(47,333)	(35,466)	(33.5%)
Group Adjusted EBITDA	27,675	23,692	16.8%
Group Adjusted EBITDA Margin	12.9%	12.9%	—

Q2 2024 Financial Highlights

•	Group Revenue: Group revenue increased 10% year-over-year to $95.4 million.

○

Betting Technology, Content & Services: Revenue increased 18% year-over-year to $67.1 million, driven by new customer acquisitions and growth in business with existing customers as a result of price increases on contract renewals and renegotiations.

○	Media Technology, Content & Services: Revenue was constant year-over-year at $18.0 million.

○	Sports Technology & Services: Revenue decreased by 11% year-over-year to $10.4 million.

•	Group Net Loss: Group net loss was ($21.8 million) in the second quarter ended June 30, 2024, compared to ($10.3 million) in the second quarter ended June 30, 2023.

•

Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $20.8 million in the quarter, in-line with guidance of $21.0 million. This represents a 33% increase compared to the $15.7 million reported in the second quarter ended June 30, 2023 and nearly 400 basis points of margin expansion.

Q2 2024 Business Highlights

•	Launched augmented broadcasts of Canadian Football League matches on TSN+

•	Introduced ‘Manager Mode’ for Viaplay’s Danish Cup Final broadcast, featuring real-time graphical overlays to highlight player names, movements, shot speeds, and other statistics

•	Secured an agreement with the Union of European Football Associations (“UEFA”) to provide AI player tracking technology in over 140 stadiums and spanning 1,350 matches

•	After the reporting period:

○	Funds advised by Apax Partners LLP fully exited their position in Genius Sports

○	Genius Sports and Football DataCo finalized the agreement to extend exclusive official data partnership through 2029

○	Genius Sports appointed The English Premier League’s Semi-Automated Officiating Supplier

○	Launched Fantasy EFL, the EFL’s first-ever 72-club fantasy football game

○	Partnered with X to launch Trend Genius product ahead of summer sporting events

Financial Outlook

Genius Sports expects to generate Group Revenue of approximately $510 million and Group Adjusted EBITDA of approximately $85 million in 2024. This implies year-over-year Group Revenue and Adj. EBITDA growth of 23% and 59%, respectively. Genius Sports also expects to generate positive cash flow in the full year of 2024.

$ in millions	Q1 2024A	Q2 2024A	Q3 2024E	Q4 2024E	FY 2024E
Group Revenue	120	95	119	176	510
Group Adjusted EBITDA	7	21	25	32	85

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenue	$95,447	$86,847	$215,165	$184,076
Cost of revenue	67,079	62,173	173,990	149,870

Gross profit	28,368	24,674	41,175	34,206

Operating expenses:
Sales and marketing	9,661	6,589	18,076	13,980
Research and development	7,214	5,812	13,835	12,081
General and administrative	30,867	19,618	52,452	37,692
Transaction expenses	1,628	496	2,092	1,324

Total operating expense	49,370	32,515	86,455	65,077

Loss from operations	(21,002)	(7,841)	(45,280)	(30,871)

Interest income (expense), net	348	(202)	1,014	216
Loss on disposal of assets	(12)	(11)	(19)	(22)
Loss on fair value remeasurement of contingent consideration	—	(376)	—	(2,809)
Change in fair value of derivative warrant liabilities	—	—	—	(534)
(Loss) gain on foreign currency	(2,822)	1,496	(3,909)	2,297

Total other (expense) income	(2,486)	907	(2,914)	(852)

Loss before income taxes	(23,488)	(6,934)	(48,194)	(31,723)

Income tax benefit (expense)	1,314	(3,952)	214	(4,600)
Gain from equity method investment	382	588	647	857

Net loss	$(21,792)	$(10,298)	$(47,333)	$(35,466)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.09)	$(0.05)	$(0.21)	$(0.16)
Weighted average common stock outstanding:
Basic and diluted	229,464,001	227,005,216	229,395,387	224,370,949

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	June 30	December 31
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$67,718	$100,331
Restricted cash, current	25,299	—
Accounts receivable, net	63,167	71,088
Contract assets	26,407	38,802
Prepaid expenses	24,793	27,231
Other current assets	15,149	7,329

Total current assets	222,533	244,781

Property and equipment, net	13,731	11,552
Intangible assets, net	114,483	129,670
Operating lease right of use assets	6,901	7,011
Goodwill	326,011	326,011
Investments	28,886	26,399
Restricted cash, non-current	—	25,462
Other assets	3,443	4,838

Total assets	$715,988	$775,724

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$39,462	$57,379
Accrued expenses	51,463	56,331
Deferred revenue	39,200	44,345
Current debt	22	7,573
Operating lease liabilities, current	3,282	3,610
Other current liabilities	11,092	13,676

Total current liabilities	144,521	182,914

Long-term debt – less current portion	9	19
Deferred tax liability	15,320	15,335
Operating lease liabilities, non-current	3,752	3,501
Other liabilities	—	936

Total liabilities	163,602	202,705

Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 215,100,812 shares issued and 210,994,864 shares outstanding at June 30, 2024; unlimited shares authorized, 213,224,868 shares issued and 209,118,920 shares outstanding at December 31, 2023	2,151	2,132
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at June 30, 2024 and December 31, 2023	2	2
Additional paid-in capital	1,669,875	1,646,082
Treasury stock, at cost, 4,105,948 shares at June 30, 2024 and December 31, 2023	(17,653)	(17,653)
Accumulated deficit	(1,071,820)	(1,024,487)
Accumulated other comprehensive loss	(30,169)	(33,057)

Total shareholders’ equity	552,386	573,019

Total liabilities and shareholders’ equity	$715,988	$775,724

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Six Months Ended June 30,
	2024	2023
Cash Flows from operating activities:
Net loss	$(47,333)	$(35,466)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	41,877	35,032
Loss on disposal of assets	19	22
Loss on fair value remeasurement of contingent consideration	—	2,809
Stock-based compensation	23,938	14,185
Change in fair value of derivative warrant liabilities	—	534
Non-cash interest expense, net	—	170
Non-cash lease expense	1,889	1,955
Amortization of contract cost	599	473
Deferred income taxes	—	47
Allowance for expected credit losses	(411)	250
Gain from equity method investment	(647)	(857)
Loss (gain) on foreign currency remeasurement	3,889	(2,228)
Changes in operating assets and liabilities
Accounts receivable	2,159	(24,746)
Contract asset	12,395	3,125
Prepaid expenses	2,438	(3,070)
Other current assets	(6,318)	911
Other assets	(755)	488
Accounts payable	(17,917)	(10,843)
Accrued expenses	(4,868)	35
Deferred revenue	(6,584)	(1,600)
Other current liabilities	(3,643)	(1,887)
Operating lease liabilities	(1,911)	(2,049)

Net cash used in operating activities	(1,184)	(22,710)
Cash flows from investing activities:
Purchases of property and equipment	(4,594)	(1,002)
Capitalization of internally developed software costs	(23,856)	(21,232)
Distributions from equity method investments	1,561	1,555
Purchases of intangible assets	—	(238)
Proceeds from disposal of assets	—	30

Net cash used in investing activities	(26,889)	(20,887)
Cash flows from financing activities:
Repayment of loans and mortgage	(9)	(10)
Proceeds from exercise of Public Warrants	—	6,812
Repayment of promissory notes	(7,575)	(7,387)

Net cash used in financing activities	(7,584)	(585)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,881	322
Net decrease in cash, cash equivalents and restricted cash	(32,776)	(43,860)
Cash, cash equivalents and restricted cash at beginning of period	125,793	159,020

Cash, cash equivalents and restricted cash at end of period	$93,017	$115,160

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$178	$1
Cash paid during the period for income taxes	$715	$2,781
Supplemental disclosure of noncash investing and financing activities:
Acquisition of common shares by subsidiary in connection with warrant redemptions	$—	$17,653
Issuance of common stock in connection with business combinations	$—	$10,157

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(dollars, in thousands)		(dollars, in thousands)
Consolidated net loss	$(21,792)	$(10,298)	$(47,333)	$(35,466)
Adjusted for:
Interest (income) expense, net	(348)	202	(1,014)	(216)
Income tax (benefit) expense	(1,314)	3,952	(214)	4,600
Amortization of acquired intangibles (1)	9,024	10,117	19,228	19,850
Other depreciation and amortization (2)	12,022	7,854	23,248	15,655
Stock-based compensation (3)	17,568	3,624	25,237	14,329
Transaction expenses	1,628	496	2,092	1,324
Litigation and related costs (4)	1,149	608	2,348	1,392
Change in fair value of derivative warrant liabilities	—	—	—	534
Loss on fair value remeasurement of contingent consideration	—	376	—	2,809
Loss (gain) on foreign currency	2,822	(1,496)	3,909	(2,297)
Other (5)	38	215	174	1,178

Adjusted EBITDA	$20,797	$15,650	$27,675	$23,692

(1)

Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).

(2)

Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation.
(5)	Includes expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, severance costs and non-recurring compensation payments.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Group’s second quarter results.

The live conference call and webcast may be accessed on the Genius Sports investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities, remeasurement of contingent consideration, and gain or loss on foreign currency. Group adjusted EBITDA margin is calculated as Group adjusted EBITDA divided by Group revenue.

Group adjusted EBITDA and Group adjusted EBITDA margin are used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA and Group adjusted EBITDA margin are useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA and Group adjusted EBITDA margin may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA and Group adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 15, 2024.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel , Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com